GE Energy

Automation Services

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______
Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

GE Automation Services, Inc. 401(k) Savings Plan
1472 N. Green Mount Road Building 2
O'Fallon, IL 62269-3416

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

General Electric Company
2025 W. Beltline Rd. Suite 100
Carrollton, TX 75006
USA

T 972 389 7740
F 972 323 9918

GE Energy

Automation Services

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Automation Services, Inc. 401(k) Savings Plan

By: /s/ Thomas Dahl
Name: Thomas Dahl
Title: Chief Financial Officer

Date: June 28, 2004

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report

General Electric Company
2025 W. Beltline Rd. Suite 100
Carrollton, TX 75006
USA

T 972 389 7740
F 972 323 9918

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

The GE Automation Services, Inc. Affiliate 401(k) Savings Plan

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 25, 2004, relating to the statements of net assets available for plan benefits of the GE Automation Services, Inc. Affiliate 401(k) Savings Plan as of December 31, 2003 and 2002 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2003 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of The GE Automation Services, Inc. Affiliate 401(k) Savings Plan.

KPMG LLP

New York, New York
June 25, 2004

THE GE AUTOMATION SERVICES, INC. AFFILIATE 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

THE GE AUTOMATION SERVICES, INC. AFFILIATE 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002	2
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2003	3
Notes to Financial Statements	4–9
Supplemental Schedule*	
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2003	10

* Schedules required by Form 5500 which are not applicable have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
The GE Automation Services, Inc. Affiliate 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of GE Automation Services, Inc. Affiliate 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the GE Automation Services, Inc. Affiliate 401(k) Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i – schedule of assets (held at end of year)– December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedule are the responsibility of the Plan's management. The supplemental schedule have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 25, 2004

THE GE AUTOMATION SERVICES, INC. AFFILIATE
401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments, at fair value (note 3):		
Cash and cash equivalents	$ 170,381	113,507
Mutual funds	11,623,452	8,945,409
Common stock	7,488,435	5,338,518
Pooled investment fund	3,771,208	3,667,243
Participant loans	694,502	597,020
Total investments	23,747,978	18,661,697
Receivables:		
Participant contributions	—	108,191
Employer contributions	—	40,065
Accrued dividends and interest	—	53,279
Total receivables	—	201,535
Net assets available for plan benefits	$ 23,747,978	18,863,232

See accompanying notes to financial statements.

THE GE AUTOMATION SERVICES, INC. AFFILIATE
401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2003

Additions to (deductions from) net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$	3,677,017
Dividends and interest		190,194
Interest on participant loans		26,372
Total investment income		3,893,583
Contributions:		
Participant		2,428,346
Employer		767,211
Rollover		232,846
Total contributions		3,428,403
Benefits paid to participants		(2,434,290)
Administrative expenses		(2,950)
Net increase		4,884,746
Net assets available for plan benefits at:		
Beginning of year		18,863,232
End of year	$	23,747,978

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of GE Automation Services, Inc. Affiliate 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by GE Automation Services, Inc. (hereinafter referred to as Sponsor or Company) and was established January 1, 1999 through the merger into the Plan of the Instrument Control Services, Inc. Retirement Savings Plan, GEMIS Services Company Retirement & Savings Plan, Magnum Technologies, Inc. 401(k) Profit Sharing Plan, and Continental Controls, Inc. 401(k) Plan. Each of the predecessor's plans has been terminated as a result of the Plan merger.

Participation in the Plan is voluntary. Employees become eligible to participate upon the later of attaining age 21 and completing 6 months of services.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective April 26, 2003, the Company approved the transfer of Plan assets to Matrix Capital Bank (Matrix). BISYS Retirement Services (BISYS) assumed record-keeping duties.

Contributions

Eligible employees who elect to participate in the Plan may contribute up to 15% of their eligible salary in 1% increments on a before-tax basis. Employer's contributions are equal to 50% of employee contributions up to the first 6% of eligible compensation which could be as much as 3% of the employee's salary.

Participants may also contribute amounts as "rollover" contributions representing distributions from other qualified retirement plans of a former employer.

Investment Options

Effective April 26, 2003, the Plan's assets were transferred to Matrix; however, investment options remained the same. Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options currently available:

GE Common Stock Fund–This fund invests primarily in General Electric Company (GE) common stock. A small portion of the fund is held in cash or other short-term investments to provide liquidity.

GE Small Cap Value Fund–This Fund invests primarily in equity securities, usually common stocks, of small capitalization domestic companies (less than $1 billion).

(Continued)

GE International Equity Fund–This Fund seeks long-term capital appreciation. The Fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

GE Premier Growth Equity Fund–This Fund seeks long-term growth of capital and future income rather than current income, which the Fund seeks to achieve by investing primarily in growth-oriented equity securities.

GE U.S. Equity Fund– This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

State Street Global Advisors (SSgA) S&P 500 Index Fund–Funds are invested in various investment vehicles seeking to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. This fund seeks long-term capital appreciation.

GE Strategic Investment Fund–This Fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments, principally including U.S. and foreign stocks, bonds, money market investments, and other debt instruments.

GE Fixed Income Fund–This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage and asset-backed instruments, and money-market instruments.

State Street Stable Value Fund (formerly GE Stable Income Fund)–This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed-income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Vesting

Participants are immediately fully vested in their salary contributions, rollover contributions, and any earnings thereon. The Company's matching contribution, including earnings thereon, are fully vested in the following manner:

Completed years of service	Vested percentage
Less than 2 years	0%
2 years of service	50%
3 years of service	100%

Forfeitures

Forfeitures are first used to reinstate previously forfeited account balances of former participants, if any, and the remaining forfeitures, if any, shall be used to reduce future employer contributions. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $23,832 and $5,294, respectively. During 2003, employer contributions were reduced by $33,043 from forfeited nonvested accounts.

Payment of Benefits

A participant who has attained age 59 1/2 may withdraw, in a lump-sum payment, any or all of such participant's vested account balance at any time. A participant with financial hardships may also withdraw, in a lump-sum payment, enough to meet the financial need, subject to certain tax restrictions, as defined in the Plan document.

On termination of service due to death, disability, resignation, or retirement, a participant or his or her beneficiary may elect to receive either a lump-sum amount equal to the value of the assets vested in his or her account or annual installments over a certain period as defined in the Plan document.

Special distribution options are available for former employees of Magnum Technologies, Inc. and Instrument Control Services, Inc., as defined in the Plan document.

Participant Loans

Participants may borrow between $1,000 and the lesser of 50% of the vested account balance attributable to pretax contributions, matching contributions, and rollover contributions, or $50,000. The interest rate on participant loans is the prime rate as published in the Wall Street Journal as of the last business day of the month prior to the month in which the loan is requested, plus 1%. There is a $50 charge for each loan.

The period of repayment of any loan is determined by mutual agreement between the plan administrator and the borrower, but such period may not exceed 4.5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to 15 years may be permissible. Loans are secured by the balance in the participant's account. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Each participant's account is credited with the participant's contributions, and allocations of employer's contributions and allocations of the Plan's earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that will be provided from the participant's vested account.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of financial statement. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at fair value which represents the net asset values of shares as reported by the Investment Manager of the fund. GE Common Stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan's year end.

Short term investments and participant loans are valued at cost, which approximates fair value. Interest on participant loans is recorded on a cash basis, which is not materially different than when earned.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid to participants.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

(Continued)

(3) Investments

The fair values of individual investments as of December 31, 2003 and 2002 are as follows:

		2003		2002	
Mutual funds:					
GE Strategic Investment Fund	$	1,264,073	*	996,739	*
GE Fixed Income Fund		2,006,734	*	2,022,904	*
GE Premier Growth Equity Fund		2,568,201	*	1,606,111	*
GE U.S. Equity Fund		2,198,101	*	1,732,102	*
Montgomery Small Cap Fund		658,682		412,637	
GE International Equity Fund		660,587		481,562	
SSgA S&P 500 Index Fund		2,267,074	*	1,693,354	*
Total mutual funds		11,623,452		8,945,409	
Pooled investment fund:					
State Street Stable Value Fund		3,771,208	*	3,667,243	*
Common stock:					
GE Company		7,488,435	*	5,338,518	*
Short-term investments:					
Cash and cash equivalents		170,381		113,507	
Participant loans		694,502		597,020	
Total investments	$	23,747,978		18,661,697	

* Represents 5% or more of Plan's net assets.

During 2003, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated in value as follows:

GE Common stock	$	1,693,807
Mutual funds		1,837,128
Pooled investment fund		146,082
Total	$	3,677,017

(4) Risk and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investment funds, consisting of mutual funds and a pooled investment fund. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE common stock fund, which principally invests in a single security.

(5) Related Party Transactions (Parties-in-Interest)

Prior to April 26, 2003, the record-keeping functions for the underlying investments held by the Plan were performed by CitiStreet LLC (a State Street Bank and CitiGroup Company), which was a party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of GE and an affiliate of the Plan sponsor. Effective April 26, 2003, the record-keeping functions are performed by BISYS.

Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain of the investments of the Plan are shares of a pooled investment fund managed and valued by State Street. State Street was the custodian of the Plan prior to April 26, 2003. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan sponsor or an affiliate of the Plan sponsor. Mutual fund and pooled investment fund operation expenses, which include expenses paid to GEAM and BISYS, come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator and the Plan's tax counsel believe that the Plan is designed, is being operated in compliance with the applicable requirements of the IRC.

(7) Plan Termination

Although it has not expressed any intention to terminate the Plan, the Company has the right under the Plan to do so subject to the provisions of ERISA. In the event of termination, or partial termination, benefits would be payable under the terms of the Plan to all participants based on their account balances, all of which would be fully vested.

THE GE AUTOMATION SERVICES, INC. AFFILIATE 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Identity of issue	***Description of investment***	**Number of units**		**Market value**
*	Matrix Capital Bank	Cash and cash equivalents	170,381	$	170,381
*	GE Company	Common Stock	241,718		7,488,435
*	GE Strategic Investment Fund	Mutual Fund	53,381		1,264,073
*	GE Fixed Income Fund	Mutual Fund	160,282		2,006,734
*	GE Premier Growth Equity Fund	Mutual Fund	99,158		2,568,201
*	GE U.S. Equity Fund	Mutual Fund	83,230		2,198,101
*	GE Small Cap Value Fund	Mutual Fund	44,992		658,682
*	GE International Equity Fund	Mutual Fund	52,553		660,587
*	SSgA S&P 500 Index Fund	Mutual Fund	123,479		2,267,074
*	State Street Stable Value Fund	Pooled Investment Fund	226,269		3,771,208
*	Participant loans	113 loans to participants with interest rates of 5.25% to 10.50%	—		694,502
				$	23,747,978

* Party-in-interest as defined by ERISA.